Filed by Safran S.A.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Zodiac Aerospace S.A.
Commission File No. 333-154066
Date: March 1, 2017

The following is an excerpt from Safran’s March 2017 results roadshow presentation:

Disclaimer

The forecasts and forward-looking statements described in this document are based on the data, assumptions and estimates considered as reasonable by the Group as at the date of this document. These data, assumptions and estimates may evolve or change as a result of uncertainties related in particular to the economic, financial, competitive, tax or regulatory environment. The occurrence of one or more of the risks described in the registration document (document de référence) may also have an impact on the business, financial position, results and prospects of the Group and thus affect its ability to achieve such forecasts and forward-looking statements. The Group therefore neither makes any commitment, nor provides any assurance as to the achievement of the forecasts and forward-looking statements described in this document.

> IMPORTANT ADDITIONAL INFORMATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed acquisition of Zodiac Aerospace (the "Transaction") or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The tender offer and the merger in connection with the Transaction are subject to consultation of the work's council committees, execution of definitive documentation and obtaining of required regulatory and other customary authorisations. The tender offer and the merger would only be filed after such and other conditions have been fulfilled. These materials must not be published, released or distributed, directly or indirectly, in any jurisdiction where the distribution of such information is restricted by law.

It is intended that Safran and Zodiac Aerospace will file with the French Market Authority ("AMF") a prospectus and other relevant documents with respect to the tender offer to be made in France, and with respect to the merger of Zodiac Aerospace into Safran. Pursuant to French regulations, the documentation with respect to the tender offer and the merger which, if filed, will state the terms and conditions of the tender offer and the merger will be subject to the review by the French Market Authority (AMF). Investors and shareholders in France are strongly advised to read, if and when they become available, the prospectus and related offer and merger materials regarding the tender offer and the merger referenced in this communication, as well as any amendments and supplements to those documents as they will contain important information regarding Safran, Zodiac Aerospace, the contemplated transactions and related matters.

> ADDITIONAL U.S. INFORMATION

Any securities to be issued in connection with the Transaction may be required to be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Transaction will be submitted to the shareholders of Zodiac Aerospace for their consideration. If registration with the U.S. Securities and Exchange Commission (the "SEC") is required in connection with the Transaction, Safran will prepare a prospectus for Zodiac Aerospace's shareholders to be filed with the SEC, will mail the prospectus to Zodiac Aerospace's shareholders and file other documents regarding the Transaction with the SEC. Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when and if it becomes available, as well as other documents that may be filed with the SEC, because they will contain important information. If registration with the SEC is required in connection with the Transaction, shareholders of Zodiac Aerospace will be able to obtain free copies of the prospectus and other documents filed by Safran with the SEC at the SEC's web site, http://www.sec.gov. Those documents, if filed, may also be obtained free of charge by contacting Safran Investor Relations at 2, Boulevard du Général Martial Valin 75724 Paris Cedex 15 – France or by calling (33) 1 40 60 80 80. Alternatively, if the requirements of Rule 802 under the Securities Act are satisfied, offers and sales made by Safran in the Transaction will be exempt from the provisions of Section 5 of the Securities Act and no registration statement will be filed with the SEC by Safran.

> FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to Safran, Zodiac Aerospace and their combined businesses, which do not refer to historical facts but refer to expectations based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Safran, Zodiac Aerospace and their combined businesses, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as "anticipate," "believe," "plan," "could," "estimate," "expect," "forecast," "guidance," "intend," "may," "possible," "potential," "predict," "project" or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Safran's or Zodiac Aerospace's control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: uncertainties related in particular to the economic, financial, competitive, tax or regulatory environment; the ability to obtain the approval of the Transaction by shareholders; failure to satisfy other closing conditions with respect to the Transaction on the proposed terms and timeframe; the possibility that the Transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or that the combined company will not realize estimated cost savings and synergies; Safran's or Zodiac Aerospace's ability to successfully implement and complete its plans and strategies and to meet its targets; the benefits from Safran's or Zodiac Aerospace's (and their combined businesses) plans and strategies being less than anticipated; and the risks described in the registration document (document de référence). The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Safran and Zodiac Aerospace do not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

> USE OF NON-GAAP FINANCIAL INFORMATION

This press release contains supplemental non-GAAP financial information. Readers are cautioned that these measures are unaudited and not directly reflected in the Group's financial statements as prepared under International Financial Reporting Standards and should not be considered as a substitute for GAAP financial measures. In addition, such non-GAAP financial measures may not be comparable to similarly titled information from other companies.

Safran / March 2017 Roadshow presentation

This document and the information therein are the property of Safran. They must not be copied or communicated to a third party without the prior written authorization of Safran

Proposed acquisition of Zodiac Aerospace: status update

Reminder of key transaction parameters

- Tender offer to be launched on Zodiac Aerospace at a price of €29.47 per share in cash[(1)]
- Following the offer, Zodiac Aerospace to be merged with Safran (exchange ratio ex-special dividend of 0.485 Safran share per Zodiac Aerospace share)
- Prior to the merger and subject to completion of the transaction, existing Safran shareholders would receive a special dividend of €5.5 per share
- Zodiac Aerospace Family shareholders, FFP and FSP[(2)] undertake to contribute their shares to the merger
  - Together with the French State will own ~22% of Safran post-merger with a 2-year lock-up provision

(1) Targeting all outstanding shares except those shares subject to an undertaking not to tender

(2) Fonds Stratégique de Participations

Status update since January 19, 2017

- Employee representatives
  - ✓ Works Councils' procedures initiated both at Safran and Zodiac Aerospace
- Binding agreements
  - ✓ Finalization subject to completion of Safran and Zodiac Aerospace Works Councils' procedures
- Antitrust and other regulatory approvals
  - ✓ Ongoing preparation works
  - ✓ Filings post signing of binding agreements

2 Safran / 2016 earnings / February 24, 2017
This document and the information therein are the property of Safran. They must not be copied or communicated to a third party without the prior written authorization of Safran

Zodiac Aerospace: a transaction that makes strategic sense

- **Safran CMD'16: *"Opportunities which will reinforce our footprint in aerospace equipment, with a DNA (High Tech / Tier 1 / recurrent services aftermarket) close to ours will be looked at, with appropriate financial discipline"***

Continued strategic refocus on Aerospace & Defence following: > Disposal of Ingenico stake and announced sale of the Detection and Security & Identity divisions	☑	***~100% of Zodiac Aerospace revenues in A&D***
High-tech skills relating particularly to complex systems and new materials	☑	***Over €300m of annual R&D budget, 4,000 engineers and 1,500 patents in total (50 filings p.a.)***
Tier 1 position in the sector's value chain, with direct access to customers (airlines) in fields which are crucial for their differentiation and hence competitive edge	☑	***46% of Zodiac Aerospace's revenue is BFE(1) and over 90% of revenue is Tier 1***
Recurring revenue streams from equipment and services, notably as aircraft cabins are refurbished several times during the life of the aircraft	☑	***Installed base of 21,800 a/c and 1m seats in services 30% aftermarket 5-8 years cabin retrofit cycle***

(1) *Buyer Furnished Equipment.*

3 Safran / March 2017 Roadshow presentation
This document and the information therein are the property of Safran. They must not be copied or communicated to a third party without the prior written authorization of Safran

 Zodiac Aerospace: a strong Tier 1 aircraft equipment supplier  Month/day/year     4  Aircraft Interiors  Aerosystems  Zodiac Aerospace differentiating factors  Market Dynamics  39% of sales  61% of sales  Tier-1 supplierHigh visibility on aftermarket and servicesSFE(1): significant presence on main platformsAftermarket revenues from installed baseMarket with high engineering and manufacturing requirements  Tier-1 supplierIncreasing demand for innovationCabins are a key differentiating factor of airlinesRequired ability to certificate, industrialise and service on a global basis  Leading positions in both Aerosafety and Aircraft Systems#1 for evacuation slides and arresting systems#1 for primary power management, water & waste systemsConsistent financial performance over time, both in terms of growth and profitability  Leading positions in both Seats and Cabin #1 or #2 in passenger seats#1 or #2 in Galleys and #1 in Cabin interior systemsRecently signed largest ever Business Class and Economy Class seats Letters of IntentPredominantly BFE(2) weightedStrong relationships with airlines which are driving the market  Supplier Furnished Equipment. (2) Buyer Furnished Equipment.

Zodiac Aerospace : strong fundamentals

Track record

Revenue (€m)



2,750
3,441
3,892
4,175
4,932
5,208
10/11
11/12
12/12
13/14
14/15
15/16

Current Operating Margin



14.0%
14.1%
14.5%
13.2%
6.4%
5.2%
overrun costs(1)
Mid-double digit
10/11
11/12
12/13
13/14
14/15
15/16
Profitability guidance(2)

Guidance drivers

- **Aerospace GDP+ market**
- **Strong commercial momentum with two LOIs signed for Economy and Business class seats, the largest ever in Zodiac Aerospace's history**
- **Cabin is a top priority and key differentiating factor for airlines**



€390m
Penalties, claims, settlement, warranty Freight in & out
Material usage, supplies & scrapping
Obsolescence reserve & inventory write off
Labor inefficiency
Excess overheads
Overrun costs FY15/16

- **Eliminating excess costs and gradually returning to historical margins**
- **Mid-double digit margin in FY19/20**
- **Further headroom for margin expansion (B/E Aerospace margins of 16%+)**
- **Safran team & skills to fuel recovery acceleration**

As communicated by Zodiac Aerospace during FY15/16 results on 22/11/16: (1) €325m overrun costs in FY14/15 and €390m in FY15/16 and (2) Mid-double digit operating margin is expected at horizon FY2019/2020 (this forward-looking statement is subject to the same risks and uncertainties as set forth in the disclaimers contained in this presentation).

5 Safran / March 2017 Roadshow presentation

This document and the information therein are the property of Safran. They must not be copied or communicated to a third party without the prior written authorization of Safran

SAFRAN

Sound financial terms

- *Transaction Value / LTM Current Operating Income of ~13x*(1)
- *26.4% premium over Zodiac Aerospace's closing price as of 18/01/17*
- *36.1 % premium over 3-month Zodiac Aerospace's 3m VWAP*
- *Financial terms in line with other comparable transactions*

Tangible and achievable synergies



€200m
Direct Purchasing
Indirect Purchasing
International sites rationalization
R&T
Central functions
Run-rate synergies

- ✓ **4% of Zodiac Aerospace FY15/16 revenue**
- ✓ **Fully realized by year 3, of which 50% in year 1 and 90% in year 2**
- ✓ **Management proven strong track record in cost savings**
- ✓ **Expected one-off implementation costs of €150m spread over 2 years**

(1) Based on Zodiac Aerospace's profitability guidance: mid-double digit operating margin is expected at horizon FY2019/2020 as communicated by Zodiac Aerospace during FY15/16 results on 22/11/16

6 Safran / March 2017 Roadshow presentation
This document and the information therein are the property of Safran. They must not be copied or communicated to a third party without the prior written authorization of Safran

An opportunity to reinforce Safran further  Month/day/year  7  Value creation through accelerated recovery and synergies  Balancing cyclical exposure to OEM production rates   Comprehensive range of products : more value on aircraft  Post-transaction Safran dividend practice unchanged  Optimized balance sheet(1) and strong cash flow generation  ROCE post synergies above cost of capital within 3 years (2020)  Business Profile  Financial Profile  Adjusted net debt / adjusted EBITDA expected to be around 2.5x at closing.Safran / March 2017 Roadshow presentation